Filed by Swift Transportation Co., Inc.
                                                     Commission File No. 0-18605

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: M.S. Carriers, Inc.
                                                     Commission File No. 0-14781

                                                         Date: February 14, 2001

     Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning the proposed transaction, the combination's expected accretiveness to Swift's earnings, Swift's post-merger market capitalization, expectations regarding public offerings of shares, expected synergies, and pro forma financial and other information. Such statements are based upon the current beliefs and expectations of Swift's and M.S. Carriers' management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the inability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift and M.S. Carriers stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and costs savings anticipated from the merger may not be fully realized or may take longer to realize than expected; the risk that the merger will not be accretive to earnings within the time period estimated by management or at all; the risk that additional insurance and claims reserves and expenses may be incurred;
disruptions from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and increased competition and its effects on pricing, spending, third-party relationships and revenues. With respect to Swift's financial results, these uncertainties include economic cycles, inventory levels, fuel prices, demand for Swift's services, and other factors outside of Swift's control. Additional factors that could cause Swift's and M.S. Carriers' results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Swift and M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

        The proposed transaction will be submitted to Swift's and M.S. Carriers' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Stockholders should read the joint proxy statement/prospectus regarding the proposed transaction that will be filed with the SEC and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700).

         Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

         As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.


        The following communications are filed herewith:

1.      Press release of Swift issued February 13, 2001.
2.      Press release of M.S. Carriers issued February 13, 2001.

1.      Press release of Swift issued February 13, 2001.

                              For Immediate Release

               SWIFT TRANSPORTATION MAKES ANNOUNCEMENT CONCERNING
               M.S. CARRIERS TRANSACTION, FIRST QUARTER OUTLOOK,
                            AND INVESTOR PRESENTATION

     Phoenix, Arizona--February 13, 2001--Swift Transportation Co., Inc. (Nasdaq: SWFT) made the following announcement concerning its previously announced merger agreement with M.S. Carriers, Swift's first quarter financial outlook, and an upcoming investor presentation by management.

     On December 11, 2000, Swift announced a merger agreement with M.S. Carriers, Inc. under which 1.7 shares of Swift common stock would be exchanged for each share of M.S. Carriers stock. M.S. Carriers recently announced a $1.6 million pretax charge to insurance and claims expense for the fourth quarter of 2000 and a $6.9 million restatement of retained earnings to reflect an increase in claims reserves as of December 31, 1997. Chairman, President, and Chief Executive Officer of Swift, Jerry Moyes, stated: "The adjustments do not diminish Swift's commitment to the merger, which would make the combined company the largest publicly-traded truckload motor carrier in North America. We continue to believe that the combined companies will benefit from increased, combined revenues; the talent of two experienced management teams; efficiencies in tractor and trailer utilization; economies of scale in purchasing power; increased operations in Mexico; cross-marketing opportunities among major customers; unified, nationwide recruitment of drivers and owner/operators; and our combined ownership in Transplace.com, an internet-based global transportation logistics company. We intend to work with M.S. Carriers regarding its methods of estimating claims reserves. In this connection, we expect that further adjustments may be made to the combined companies' reserves in connection with the merger."

     Mr. Moyes also commented on the Company's outlook. Mr. Moyes stated: "Swift is experiencing a very favorable driver situation. We believe many drivers seek stronger, better capitalized companies such as Swift during a difficult trucking environment. However, we believe freight demand continues to be soft and that recent interest rate cuts by the Federal Reserve have not yet stimulated greater economic activity among shippers. Based upon our fleet utilization over the first six weeks of 2001, we expect Swift's financial results for the first quarter to fall short of published analysts' expectations. Although it is too early to determine the effect a slow economy for the first quarter may have on Swift's results for the entire year, we expect that it could extend the time for M.S. Carriers' operations to become accretive to our overall earnings."

     Investors who are interested in additional information concerning Swift may listen to a presentation to the investment community on February 15, 2001, at the Deutsche Bank Alex. Brown 2001 Global Transportation Conference in Naples, Florida. Swift will be represented by Jerry Moyes and William F. Riley, III, Senior Executive Vice President and Chief Financial Officer. The presentation will begin at 2:00 p.m. EST and will be available by simultaneous webcast at: http://www.db.com/transport 2001.

         Swift can be reached on the Web at www.swifttrans.com.

     This press release contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning the proposed transaction with M.S. Carriers, claims reserves, economic factors, and other information. Such statements are based upon the current beliefs and expectations of Swift's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. With respect to the merger transaction, these uncertainties include: the inability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift and M.S. Carriers stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and costs savings anticipated from the merger may not be fully realized or may take longer to realize than expected; the risk that the merger will not be accretive to earnings within the time period estimated by management or at all; the risk that additional insurance and claims reserves and expenses may be incurred; disruptions from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and increased competition and its effects on pricing, spending, third-party relationships and revenues. With respect to Swift's financial results, these uncertainties include economic cycles, inventory levels, fuel prices, demand for Swift's services, and other factors outside of Swift's control. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Report on Form 10-K and all subsequent periodic reports of Swift filed with the Securities and Exchange Commission.

     The proposed transaction with M.S. Carriers will be submitted to Swift's and M.S. Carriers' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC AND MAILED TO STOCKHOLDERS. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700).

     Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

     As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.

     This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.

Contact:

William F. Riley, III
Senior Executive Vice President and CFO
602/269-9700

2.      Press release of M.S. Carriers issued February 13, 2001.

FINAL  FOR RELEASE

        M.S. Carriers, Inc. Reports Fourth Quarter 2000 Financial Results

Contact:          Joe Barrow        (901) 344-4401
                  Phil Lutey        (901) 344-4440

Memphis, Tenn. (February 13, 2001) -- M.S. Carriers, Inc. (NASDAQ: MSCA), an irregular route truckload carrier, reports the following results for the quarter and twelve months ending December 31, 2000:


                              Three Months Ended December 31               Twelve Months Ended December 31
                             2000            1999       % Change           2000         1999       % Change
Revenues                 $  177.2        $  163.6          8%          $  697.5     $  620.4          12%

Operating Income         $    7.2        $   15.3        -53%          $   42.0     $   56.8         -26%

Net Income               $    1.5        $    7.9        -81%          $   16.3     $   30.6         -47%

Diluted Earnings Per     $   0.13        $   0.62        -79%          $   1.42     $   2.39         -41%
Share
                                        (in millions except per share data)

Operating revenues for the fourth quarter of 2000 increased 8 percent to $177 million from $164 million in the same period 1999. Operating income for the fourth quarter of 2000 was $7.2 million, a 53 percent decrease from $15 million in the same period 1999. Net income for the quarter ending December 31, 2000 was $1.5 million, an 81 percent decrease from $7.9 million in the fourth quarter 1999. Diluted earnings per share for the fourth quarter of 2000 was 13 cents per share, a decrease of 79 percent from 62 cents per share for the same quarter last year.

The quarter was negatively impacted by lower demand for truckload services, which led to lower equipment utilization and higher non-revenue miles. Continued high fuel costs adversely impacted results of operations as compared to the same quarter of 1999.

In addition, during the fourth quarter of 2000, the Company modified its method of estimating and accounting for accident, workers' compensation, cargo and physical damage claims. The modification included applying actuarial loss development factors to estimate claims. Using these modified procedures resulted in a $1.6 million increase to insurance and claims expense during the fourth quarter of 2000, and a $6.9 million restatement of retained earnings to reflect an increase in claims reserves at December 31, 1997.

Mike Starnes, chairman and chief executive officer, said, "Our fourth quarter results were negatively impacted by several factors. First, freight market conditions that have been affecting the whole truckload industry had a large impact to the quarter. Weak economic conditions hurt the general truckload freight market and led to lower equipment utilization and higher percentage of non-revenue miles. When compared to the fourth quarter of 1999, earnings were reduced by approximately $0.25 per share by a combination of lower utilization and increased deadhead. Rising fuel costs reduced quarterly earnings by $0.12 per share when compared to the fourth quarter of 1999. The charge to insurance and claims expense during the fourth quarter of 2000 reduced earnings by $0.09 per share."

As previously announced, the Company entered a merger agreement with Swift Transportation Co., Inc. on December 11, 2000. Management has reviewed the charges related to insurance and claims as well as the results of the fourth quarter 2000 with Swift, and has received confirmation from Swift that the proposed merger is not affected and remains scheduled to close in the Spring of 2001.

The Company will hold a conference call regarding fourth quarter and year to date 2000 earnings February 14, 2001 at 10:00 a.m. Eastern Standard Time. The call may be accessed at (888) 400-7918 in the United States or (952) 556-2844 Internationally. The conference call will be available for replay from 3:30 p.m. EST, February 14, 2001 until 12:00 a.m. EST, February 21, 2001 at (800) 475-6701 in the United  States  and (320)  365-3844  Internationally  using  access  code
571648.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.This information is in accordance with the company's current expectations and is subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. With respect to M.S. Carriers' financial results these uncertainties include, without limitation, the following: M.S. Carriers will have reasonable success recruiting and retaining experienced drivers and owner operators at the company's current compensation level; demand and pricing for the markets served by M.S. Carriers will remain at current levels; fuel will remain available and without rapid price fluctuations; and the company's accident experience will remain at historical levels. With respect to the proposed merger transaction with Swift these uncertainties include, without limitation, the following: the inability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of M.S. Carriers and Swift stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and costs savings anticipated from the merger may not be fully realized or may take longer to realize than expected; the risk that additional insurance and claims reserves and expenses may be incurred; disruptions from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and increased competition and its effects on pricing , spending, third-party relationships and revenues. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Report on Form 10-K of M.S. Carriers with the Securities Exchange Commission.

This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.


------------------------------------------------------------------------------------------------------------------------------------
                                                         M.S. CARRIERS, INC. AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------------------
                                                                  STATEMENTS OF INCOME
------------------------------------------------------------------------------------------------------------------------------------
                                                  Three Months Ended                             Twelve Months Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                         31-Dec                                         31-Dec
------------------------------------------------------------------------------------------------------------------------------------

                                        2000                  1999                    2000                     1999
-------------------------------------------------------------------------------    -------------------------------------------------
                                                Percent of             Percent of              Percent of                 Percent of
                                                  Revenue               Revenue                  Revenue                    Revenue
------------------------------------------------------------------------------------------------------------------------------------
Operating Revenues                   $177,237,125           $163,568,172           $697,521,957            $620,414,137
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
------------------------------------------------------------------------------------------------------------------------------------
  Salaries, wages and benefits         65,673,447    37.05%    47,636,246   29.12%  236,726,123    33.94%   184,676,598       29.77%
------------------------------------------------------------------------------------------------------------------------------------
  Operations and maintenance           33,691,483    19.01%    26,551,414   16.23%  128,975,476    18.49%    97,946,624       15.79%
------------------------------------------------------------------------------------------------------------------------------------
  Taxes and licenses                    3,680,170     2.08%     2,586,416    1.58%   14,690,488     2.11%    12,663,778        2.04%
------------------------------------------------------------------------------------------------------------------------------------
  Insurance and claims                  7,114,446     4.01%     5,893,305    3.60%   23,212,634     3.33%    21,986,637        3.54%
------------------------------------------------------------------------------------------------------------------------------------
  Communications and utilities          2,679,178     1.51%     2,064,206    1.26%    9,306,977     1.33%     7,907,923        1.27%
------------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization        16,980,576     9.58%    17,066,043   10.43%   70,665,611    10.13%    62,400,797       10.06%
------------------------------------------------------------------------------------------------------------------------------------
  Gain on disposal of revenue equipment  -228,362    -0.13%       166,482    0.10%   -1,108,415    -0.16%      -940,944       -0.15%
------------------------------------------------------------------------------------------------------------------------------------
  Rent and purchased transportation    38,574,728    21.76%    45,175,538   27.62%  166,982,436    23.94%   171,572,280       27.65%
------------------------------------------------------------------------------------------------------------------------------------
  Other                                 1,843,618     1.04%     1,176,304    0.72%    6,115,739     0.88%     5,407,423        0.87%
------------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses              170,009,284    95.92%   148,315,954   90.68%  655,567,069    93.99%   563,621,116       90.85%
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                        7,227,841     4.08%    15,252,218    9.32%   41,954,888     6.01%    56,793,021        9.15%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Other Expense (income):
------------------------------------------------------------------------------------------------------------------------------------
  Interest Expense                      4,976,010     2.81%     3,695,795    2.26%   18,244,136     2.62%    12,591,491        2.03%
------------------------------------------------------------------------------------------------------------------------------------
  Other                                     4,965     0.00%      -652,993   -0.40%   -1,447,566    -0.21%    -3,220,837       -0.52%
------------------------------------------------------------------------------------------------------------------------------------
                                        4,980,975     2.81%     3,042,802    1.86%   16,796,570     2.41%     9,370,654        1.51%
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes              2,246,866     1.27%    12,209,416    7.46%   25,158,318     3.61%    47,422,367        7.64%
------------------------------------------------------------------------------------------------------------------------------------
Income taxes                              782,644     0.44%     4,348,615    2.66%    8,816,069     1.26%    16,834,942        2.71%
------------------------------------------------------------------------------------------------------------------------------------
Net income                             $1,464,222     0.83%    $7,860,801    4.81%  $16,342,249     2.34%   $30,587,425        4.93%
------------------------------------------------------------------------------------------------------------------------------------


Diluted Earnings per share                  $0.13                   $0.62                 $1.42                   $2.39
------------------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares &
Common Share Equivalents               11,203,581              12,700,206            11,538,657              12,815,615
------------------------------------------------------------------------------------------------------------------------------------



                                        M.S. CARRIERS, INC. AND SUBSIDIARIES
                                                OPERATING STATISTICS

                                     --------------------------------------     --------------------------------------
                                              Three Months Ended                         Twelve Months Ended
                                                    31-Dec                                     31-Dec

                                             2000                  1999                 2000                  1999
Total Miles                              139,810,349           123,527,595          539,712,330           472,955,460
Empty Miles                               19,302,727            15,084,881           73,729,463            57,083,284
Empty Mile %                                  13.81%                12.21%               13.66%                12.07%

Trucking Revenue                        $174,221,286          $149,524,229         $662,462,483          $568,765,042
Revenue per Mile                               1.246                 1.210                1.227                 1.202
Revenue per Loaded Mile                        1.446                 1.379                1.422                 1.367

Ending Company Tractors                        3,733                 3,283                3,733                 3,283
Ending Leased Owner Operators                    718                   562                  718                   562
Ending Owner Operators                           678                   743                  678                   743
Ending Tractors                                5,129                 4,588                5,129                 4,588

Beginning Company Tractors                     3,744                 2,992                3,283                 2,750
Beginning Leased Owner Operators                 699                   508                  562                   264
Beginning Owner Operators                        688                   786                  743                   739
Beginning Tractors                             5,131                 4,286                4,588                 3,753

Utilization                                    2,092                 2,169                2,110                 2,263
Revenue per Tractor per Week              $    2,607            $    2,625           $    2,590            $    2,721

                                     --------------------------------------     --------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                                                     M.S. CARRIERS, INC. AND SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------------

                                                          Product Revenue Statistics
-----------------------------------------------------------------------------------------------------------------------------------
                                               Three Months Ended                                 Twelve Months Ended
-----------------------------------------------------------------------------------------------------------------------------------
                                                    31-Dec                                                31-Dec
-----------------------------------------------------------------------------------------------------------------------------------
                                            2000            1999          Change              2000          1999         Change
-----------------------------------------------------------------------------------------------------------------------------------
Domestic Irregular Route Trucking         106,841      $   90,637          18%            $  410,264     $ 355,083         16%
-----------------------------------------------------------------------------------------------------------------------------------
International Irregular Route Trucking     36,607          33,343          10%               144,589       129,704         11%
-----------------------------------------------------------------------------------------------------------------------------------
Dedicated Route Trucking                   30,773          25,545          20%               107,609        83,978         28%
-----------------------------------------------------------------------------------------------------------------------------------
Trucking Revenue                          174,221         149,524          17%               662,462       568,765         16%
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Logistics Revenue                               -          19,289        -100%                36,952        68,214        -46%
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Inter Divisional Elimination and Other      3,016          (5,245)        N/A                 (1,892)      (16,565)        N/A
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Total Revenue                         $   177,237       $  163,568          8%            $  697,522     $ 620,414         12%
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
Trucking Operating Ratio                    95.9%            90.2%    -5.7 points              93.9%         90.4%     -3.5 points
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Logistics Operating Ratio                     N/A            97.4%        N/A                  97.2%         97.0%     -0.2 points
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Total Company Operating Ratio               95.9%            90.7%    -5.2 points              94.0%         90.9%     -3.1 points
-----------------------------------------------------------------------------------------------------------------------------------